HANNY
VISIONS AHEAD

HANNY HOLDINGS LIMITED
錦興集團有限公司
(Incorporated in Bermuda with limited liability)

82-3638

Date: 13 June 2006

BY AIRMAIL

Office of International Corporate Finance
Securities & Exchange Commission
Room 3628
100F Street North East
Washington DC 20549
U.S.A.



SUPPL

Dear Sirs,

HANNY HOLDINGS LIMITED (the "Company")
- ISIN US 41068T2087

We refer to the captioned policy and enclose herewith a copy of the announcement dated 12 June 2006 issued by the Company in relation to the result of the Special General Meeting for your filing under ISIN US 41068T2087.

Thank you for your attention.

Yours faithfully,
For and on behalf of
HANNY HOLDINGS LIMITED



Florence Kam
Company Secretary

Encl.



O:\Hanny\2006\Correspondence\Letter\07-US Sec-ann 12 Jun 06.doc

香港九龍觀塘鴻圖道51號保華企業中心8樓
8/F., Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong
Tel: (852) 2372-0722 Fax: (852) 2598-0408 (General) / 2803-5574 (Accounts)


HANNY
VISIONS AHEAD

HANNY HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

(Stock Code: 275)

RESULT OF THE SPECIAL GENERAL MEETING

The Board is pleased to announce that the ordinary resolution approving the subscription of the Notes with principal amount of HK$270 million and the transactions contemplated thereunder was duly passed at the SGM held on 12 June 2006.

References are made to the joint announcement issued by the Company and CTH dated 28 April 2006, the announcement issued by the Company dated 23 May 2006 and the circular issued by the Company dated 26 May 2006 (the "Circular"). Capitalised terms used herein shall have the same meanings as those defined in the Circular unless the context requires otherwise.

The SGM was held on 12 June 2006 to consider and, if thought fit, approve the ordinary resolution for subscription of the Notes with principal amount of HK$270 million and all the transactions contemplated thereunder (the "Resolution").

As at the date of the SGM, the total number of Shares in issue was 237,413,127 Shares. As stated in the Circular, ITC and its associates would abstain from voting on the Resolution. Based on the Company's records, the total number of Shares held by ITC and its associates at the date of the SGM was 60,814,948 Shares, representing approximately 25.62% of the issued share capital of the Company. Accordingly, a total of 176,598,179 Shares, representing approximately 74.38% of the issued share capital of the Company, were held by the Shareholders entitled to attend and vote at the SGM to approve the Resolution. The Board confirms that ITC and its associates have abstained from voting at the SGM. No Shareholder was entitled to attend but was required to vote only against the Resolution at the SGM.

Set out below are the result of voting taken on a poll at the SGM:

	Number of Shares (%)	
	For	**Against**
Ordinary resolution *(Note)*	89,405,586 (100%)	Zero (0%)

Note: The percentages show the number of votes cast as a percentage of the total number of Shares held by the holders who attended in person, by proxy or corporate representative and were entitled to vote on the Resolution at the SGM.

Accordingly, the Resolution was duly passed by way of poll at the SGM.

Secretaries Limited, the branch share registrar of the Company in Hong Kong, was appointed to act as the scrutineer for the vote-taking at the SGM.

As at the date hereof, the Directors are as follows:

Executive Directors:
Dr. Chan Kwok Keung, Charles *(Chairman)*
Dr. Yap, Allan *(Managing Director)*
Mr. Lui Siu Tsuen, Richard *(Deputy Managing Director)*

Independent Non-executive Directors:
Mr. Yuen Tin Fan, Francis
Mr. Kwok Ka Lap, Alva
Mr. Wong King Lam, Joseph
Mr. Sin Chi Fai

By Order of the Board
HANNY HOLDINGS LIMITED
Dr. Chan Kwok Keung, Charles
Chairman

Hong Kong, 12 June 2006